[redacted]

13014902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. Scottsdale Road, Suite D-120
(No. and Street)

Scottsdale, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Fischer (480)951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Acosta & Associates, CPA's, PC
(Name – *if individual, state last, first, middle name*)

10930 N. Tatum Blvd, Suite C-101, Phoenix, AZ 85028
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation and Subsidiary, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***See Note 7 to the Financial Statements.

Consolidated
Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiary

BD# 16507

Year Ended December 31, 2012

R.C. ACOSTA & ASSOCIATES, CPA'S

A PROFESSIONAL CORPORATION · CERTIFIED PUBLIC ACCOUNTANTS

Consolidated
Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiary

BD# 16507

Year Ended December 31, 2012

CONTENTS

R.C. ACOSTA & ASSOCIATES, CPA'S
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
10930 N. TATUM BLVD, SUITE C-101
PHOENIX, AZ 85028
P: 602.971.5080 · F: 602.971.0177

Independent Auditor's Report

Board of Directors
First Financial Equity Corporation

Report on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation and Subsidiary as of December 31, 2012, and the related consolidated statements of income, changes to shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair representation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and Subsidiary as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

R. C. Acosta & Associates, CPA's, PC

R.C. Acosta & Associates, CPA's
Phoenix, AZ
February 28, 2013

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2012

ASSETS

Cash and cash equivalents	$	518,875
Deposits with clearing organization		250,000
Commissions receivable		185,614
Prepaid expenses		163,099
Loans to shareholders		175,607
Other assets		71,165
TOTAL ASSETS	$	1,364,360

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2012

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	36,937
Accrued salaries and commissions		220,936
Accrued employee 401(k) liability		-
Deferred rent		158,409
Due to employees		45,035
Other accrued liabilities		11,034
Total Liabilities		472,351
Commitments and contingencies (Note 6)		
SHAREHOLDERS' EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued, and outstanding		1,000
Retained earnings		891,009
Total Shareholders' Equity		892,009
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,364,360

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Operations

For the Year Ended December 31, 2012

REVENUES	
Commissions	$ 13,974,203
Investment advisory fees	7,985,851
Interest income	10,270
Other income	548,054
Total Revenues	22,518,378
OPERATING EXPENSES AND LOSSES	
Clearing charges	375,852
Commissions and bonuses	14,431,244
General and administrative	7,564,175
Advertising	36,554
Management Fees	273,902
Interest expense	3,263
Principal transactions	11,515
Total Operating Expenses	22,696,505
Net Income (Loss)	$ (178,127)

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2012

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balances December 31, 2011	$ 1,000	$ 1,069,136	$ 1,070,136
Net Income (Loss)	-	(178,127)	(178,127)
Balances December 31, 2012	$ 1,000	$ 891,009	$ 892,009

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (178,127)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:	
Depreciation	-
Deposits with clearing organization	11
Commissions receivable	(77,558)
Prepaid expenses	185,019
Other assets	58,919
Accounts payable	(1,461)
Due to employees	1,598
Accrued salaries and commissions	65,889
Accrued employee 401(k) liability	(67,225)
Deferred rent liability	(34,059)
Other accrued expenses	(103,754)
Total adjustments	27,379
Net Used in Operating Activities	(150,748)
Cash Flows used in Financing Activities:	
Shareholder Distributions	-
Advances to Shareholders	(42,434)
	(42,434)
Net Decrease in Cash and Cash Equivalents	(193,182)
Cash and Cash Equivalents at Beginning of Year	712,057
Cash and Cash Equivalents at End of Year	$ 518,875
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for interest	$ 3,263

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION:

First Financial Equity Corporation (an Arizona S-Corporation) ("FFEC") engages in the business of conducting trades for clients and direct participation programs involving the private placement of interests in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. Satellite offices are also operated in Sun City, Arizona, Dallas, Texas, Denver, Colorado, San Diego, California, and Billings, Montana. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's wholly-owned subsidiary, FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company) ("FFEC IM") engages in the business of insurance policy sales. FFEC IM is approved and regulated by the Arizona Department of Insurance. The managing member for FFEC IM is George Fischer who is also a majority shareholder in the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States ("GAAP") and have been consistently applied in the preparation of the financial statements. As such, the Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for FFEC and FFEC IM.

Principles of Consolidation

FFEC consolidates its wholly owned subsidiary FFEC IM. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Principals of Consolidation (continued)

In addition, the SEC requires disclosure of summary financial information (including assets, liabilities, and net worth) concerning subsidiaries consolidated in the financial statements presented in conformity with GAAP if that consolidation differs from the presentation in the unaudited part II or part IIA FOCUS filing. Further, for subsidiaries consolidated under the flow-through capital benefits of Appendix C of SEC Rule 15c3-1, the effect of the consolidation on net capital and required net capital of the broker-dealer should be disclosed in the notes to the statement of financial condition furnished to customers.

Bad Debts

The Company uses the allowance method regarding uncollectible accounts receivable and uncollectible loans receivable. For the year ended December 31, 2012, the Company determined that under the allowance method for bad debts the amount would be $0.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents with National Bank of Arizona. The Company maintains its deposits with the clearing organization Southwest Securities. As of December 31, 2012, the Company's cash and cash equivalents and deposits with clearing organization at both the National Bank of Arizona and Southwest Securities are entirely covered by federal depository insurance.

Securities Owned

The Company trades securities for its own account. These securities are carried at fair market value and the resulting unrealized and realized gains (losses) recorded in the consolidated statement of operations.

In accordance with the authoritative guidance on fair value measurements and records under generally accepted accounting principles, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 – Inputs that are unobservable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Securities	$52	$ -	$ -	$ 52

Cost and fair value of marketable equity securities at December 31, 2012 are as follows:

	Cost	Fair Market Value	Holding Gain/(Loss)
Equity Securities			
Securities	$ 107,437	$52	$ (107,385)
Net Investment Gains:			
Unrealized loss			$ (641)
Realized Loss			(21,355)
Net Investment Loss			$ (21,996)

The fair market value of $52 is included in other assets in the consolidated balance sheet. The net investment loss of $21,996 is included in other income, in the consolidated statement of operations.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2012 was $0.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the assets. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2012.

Leases

The Company enters into operating leases for the use of office space. Rent expense related to these lease agreements is recorded on a straight-line basis.

Short Sale Obligations

The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. As of December 31, 2012, the Company had $0 in open short sale positions.

Revenues

The Company's main source of revenue is from trading commissions. The Company processes trades on the stock market for its clients and earns a commission as of the trade date. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also receives investment advisory fees monthly, which are recognized as earned on a pro rata basis over the term of the contract.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $36,554 for the year ended December 31, 2012.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes. There are currently three open years for audit, December 31, 2009, December 31, 2010 and December 31, 2011. Management has determined that there are no uncertain tax positions taken by the Company.

It is the intent of the members of FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

3. RELATED PARTY TRANSACTIONS:

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2012:
Due to/from Related Parties:

Loans to Shareholders		
George Fischer	$102,209	
Ross Sindelar	73,398	
		$175,607

George Fischer is the Company's majority shareholder and Ross Sindelar is a minority shareholder. The loans are unsecured and carry no interest rate. The Company received no loan payments on the loans during the year ended December 31, 2012.

Management fees in the amount of $273,902 were paid to a related party for four employees' Section 79 Plan.

4. PROPERTY AND EQUIPMENT, NET:

The Company's property and equipment at December 31, 2012 is as follows:

Asset Category	Carrying Value
Furniture and fixtures	$ 19,618
Equipment	163,439
Leasehold improvements	5,577
Total property and equipment	188,634
Accumulated depreciation	(188,634)
Property and equipment, net	$ 0

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. At December 31, 2012, the Company had consolidated shareholders' equity of $892,009.

The Company had net capital of $482,138, which was $232,138 in excess of its minimum net capital requirement of $250,000 as of December 31, 2012. Aggregate indebtedness at December 31, 2012 was $472,351.

6. COMMITMENTS AND CONTINGENCIES:

Operating Leases

The Company has entered into lease agreements for office space in Scottsdale and Surprise, Arizona, Dallas, Texas, Denver, Colorado, Billings, Montana, and Long Beach California. Monthly lease payments range from approximately $6,000-$51,000 and expire beginning 2013 through 2018. The Company had lease expense of $1,302,889 for the year ended December 31, 2012.

6. COMMITMENTS AND CONTINGENCIES (continued):

The following is a schedule of future minimum lease payments under these agreements:

For the year ending December 31,	
2013	1,317,442
2014	1,199,320
2015	1,038,475
2016	1,017,412
2017	328,262
2018 and beyond	229,642
	$5,130,552

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2012 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

Litigation

The Company is currently engaged in two litigation procedures against them involving three clients and has accrued a total of $0, including legal fees, for the estimated settlement costs. These amounts are accrued for in other liabilities in the consolidated statement of financial condition.

7. RESERVE REQUIREMENT:

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

8. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2012 of 0.05%. FINRA requires that the clearing organization keep this security in a separate account.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS:

FASB ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the Consolidated Statement of Financial Condition for cash and cash equivalents approximate their fair value because of the short maturity of these investments.

Deposits with Clearing Organizations: The carrying amount reported in the Consolidated Statement of Financial Condition for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Securities Owned: Fair values for securities owned are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued):

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

10. SUBSEQUENT EVENTS:

No events occurred subsequent to the December 31, 2012 balance sheet date and through February 28, 2013, the date the financial statements were issued, which require disclosure in these financial statements.

R.C. ACOSTA & ASSOCIATES, CPA'S
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
10930 N. TATUM BLVD, SUITE C-101
PHOENIX, AZ 85028
P: 602.971.5080 · F: 602.971.0177

Independent Auditors' Report on Supplementary Information

Board of Directors
First Financial Equity Corporation
Phoenix, Arizona

We have audited the consolidated financial statements of First Financial Equity Corporation and Subsidiary as of and for the year ended December 31, 2012, and our report thereon dated February 28, 2013, which expressed an unqualified opinion on those consolidated financial statements appears on pages 5 and 6.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary information included in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements take as a whole.

R. C. Acosta & Associates, CPA's, PC

R. C. Acosta & Associates, CPA's
Phoenix, AZ
February 28, 2013

Supplementary Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Schedule of General and Administrative Expenses
For the Year Ended December 31, 2012

Bank charges	$	1,427
Bonding fees		17,360
Business promotion		5,160
Estimated legal settlements		494,000
Compliance expense		13,191
Continuing education		3,471
Dues and subscriptions		57,766
Employee expense		4,383,053
Information system expense		173,554
Insurance expense		27,721
Licenses and regulatory fees		104,829
Meals and entertainment		36,381
Office expense		227,375
Outside services		33,402
Postage and delivery service		91,941
Professional fees		285,365
Lease expense		1,395,536
Repairs and maintenance		59,959
Telephone expense		116,070
Travel		36,614
Total General and Administrative Expenses	$	7,564,175

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Supplemental Schedule of Computation of Net Capital (Consolidated)
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

NET CAPITAL		
Total Shareholders' Equity		$ 892,009
Deductions and/or charges		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	-	
Other Assets	409,820	
	409,820	
Net capital before haircuts on securities positions (tentative net capital)		482,189
Haircuts on securities		
Security Adjustment - Option Haircut Position	-	
Security Adjustment - Long Haircut Position (Rounded)	51	51
Net Capital		$ 482,138
Aggregate indebtedness		
Items Included in Statement of Financial Conditions		
Other accounts payable and accrued expenses		472,351
Total aggregate indebtedness		$ 472,351
Computation of basic net capital requirement		
Minimum net capital required - greater of $250,000 or 6 2/3% of aggregated indebtedness		250,000
Total		$ 250,000
Ratio: Aggregate indebtedness to net capital		0.98 to 1
Net capital, as reported in Company's Part II (Unaudited) Focus Report		$ 481,138
Audit adjustments:		
Miscellaneous Adjustment		1,000
Net Capital		$ 482,138

R.C. ACOSTA & ASSOCIATES, CPA'S
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
10930 N. TATUM BLVD, SUITE C-101
PHOENIX, AZ 85028
P: 602.971.5080 · F: 602.971.0177

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and Subsidiary (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule l7a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule l7a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 28, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phoenix, Arizona
February 28, 2013